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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

03014434

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53145

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASHINGTON DC 153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JEFFERIES PARTNERS OPPORTUNITY FUND IV, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE METRO CENTER, ONE STATION PLACE, THREE NORTH
(No. and Street)

STAMFORD (City) CONNECTICUT (State) 06902-6800 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. WELCH (203) 708-5800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 SOUTH GRAND AVENUE, SUITE 2000 (Address) LOS ANGELES (City), CA (State) 90071-1568 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/14

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form

OATH OR AFFIRMATION

I, ROBERT J. WELCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEFFERIES PARTNERS OPPORTUNITY FUND IV, LLC, as of DECEMBER 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Kathleen A. Caracappa

KATHLEEN A. CARACAPPA
NOTARY PUBLIC
MY COMMISSION EXPIRES AUGUST 31, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

INDEPENDENT AUDITORS' REPORT

The Member
Jefferies Partners Opportunity Fund IV, LLC:

We have audited the accompanying statement of financial condition of Jefferies Partners Opportunity Fund IV, LLC (the Fund) as of December 31, 2002, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies Partners Opportunity Fund IV, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

January 24, 2003

JEFFERIES PARTNERS OPPORTUNITY FUND IV, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	403,493
Total assets	$	403,493

Liabilities and Member's Equity

Due to affiliate	$	1,065
Total liabilities		1,065
Member's equity:		
Member's capital, net		400,000
Retained earnings		2,428
Total member's equity		402,428
Total liabilities and member's equity	$	403,493

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND IV, LLC

Statement of Operations

For the year ended December 31, 2002

Revenues:		
Interest	$	6,477
Total revenues		6,477
Expenses:		
Other		7,448
Total expenses		7,448
Net loss	$	(971)

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND IV, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2002

	Member's capital	Retained Earnings	Total member's equity
Balance, December 31, 2001	$ 400,000	3,399	403,399
Net loss	—	(971)	(971)
Balance, December 31, 2002	$ 400,000	2,428	402,428

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND IV, LLC

Statement of Cash Flows

For the year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(971)
Changes in assets and liabilities:		
Decrease in securities owned		401,686
Decrease in due to affiliate		(4,935)
		396,751
Net cash provided by operating activities		395,780
Net increase in cash and cash equivalents		395,780
Cash and cash equivalents at beginning of period		7,713
Cash and cash equivalents at end of period	$	403,493

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Jefferies Partners Opportunity Fund IV, LLC (the "Fund") is a Delaware limited liability company. Jefferies & Company, Inc. ("Jefferies") provided the initial capital funding on January 19, 2001. The investment objective of the Fund is to generate returns for its members by making, holding and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment and brokerage activities of the High Yield Department of Jefferies. The Fund will employ a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund intends to acquire, actively manage and trade a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the "Manager"). The Fund will participate in the trading and investment activities of the High Yield Department on an equivalent basis with Jefferies. To permit such participation, the Fund has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

Securities Transactions

Transactions in securities are recorded on a trade-date basis.

Securities owned are valued at market, and unrealized gains or losses are reflected in revenues from principal transactions.

Fair Value of Financial Instruments

The Fund's financial instruments, which consist of cash, are carried at fair value.

Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes has been made in the Fund's financial statements. For tax purposes, income or losses are included in the tax return of the member.

Use of Estimates

Management of the Fund has made estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ from those estimates.

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND IV, LLC

Notes to Financial Statements

December 31, 2002

(2) Related Party Transactions

Cash is held on deposit at Jefferies.

Due to affiliate is payable to Jefferies primarily as reimbursement for general and administrative expenses.

Included in capital is an investment in the Fund by Jefferies of $400,000.

(3) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2002, the Fund had net capital of $402,428, which was $152,428 in excess of required net capital.

Schedule 1

JEFFERIES PARTNERS OPPORTUNITY FUND IV, LLC

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using the Alternative Net Capital Requirement

December 31, 2002

Net capital:		
Total member's equity	$	402,428
Total adjustments to net capital		—
Net capital		402,428
Less net capital requirement		250,000
Net capital in excess of requirement	$	152,428

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2002, as computed by Jefferies Partners Opportunity Fund IV, LLC in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 24, 2003, does not differ from the above computation, which is based upon the audited financial statements.

See accompanying independent auditors' report.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

REPORT ON INTERNAL CONTROL

The Member
Jefferies Partners Opportunity Fund IV, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Jefferies Partners Opportunity Fund IV, LLC (the Fund) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Fund including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following: 1) making quarterly securities examinations, counts, verifications, and comparisons; 2) recordation of differences required by rule 17a-13; and 3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 24, 2003